CONSENT OF WILLIAM PEARSON

In connection with the technical infonnation attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Fonn 40-F (the "Fonn 40-F") being filed by B2Goid Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the infonnation derived from the following report or document, incorporated by reference into the Fonn 40-F:

1)

the report dated March 14,2009 and amended July 14, 2009 entitled, "Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone" (the "La Libertad Report");

2)	the report dated March 31, 2008 entitled, "Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestizas Areas, Nicaragua" (the "2008 Limon Report");

3)	the report dated March 14, 2009 entitled, "Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza-La India Areas, Nicaragua" (the "2009 Limon Report");

4)

the Company's management infonnation circular dated November 19, 2012 which includes references to my name in connection with infonnation relating to the La Libertad Report, the 2008 Limon Report, the 2009 Limon Report and the properties described in such reports; and

5)

the Company's annual infonnation fonns dated March 28, 2013 and March 30, 2012 which include references to my name in connection with infonnation relating to the La Libertad Report, the 2008 Limon Report, the 2009 Limon Report and the properties described in such reports.

Date: April_, 2013